UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DREXEL HAMILTON, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 WATER STREET, SUITE 201
(No and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES FISCHER, LLP
(Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE SUITE 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Felice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DREXEL HAMILTON, LLC, as of DECEMBER 31, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

J LYNN ORENSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01OR6337354
Qualified in New York County
My Commission Expires 02-22-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

DREXEL HAMILTON, LLC

CONTENTS



RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
[illegible] FLOOR
NEW YORK NY 10017

TEL 212 953 9200
FAX 212 953 [illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Drexel Hamilton, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2019, and the related notes to the financial statements, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Raines & Fischer LLP

New York, New York
March 2, 2020

DREXEL HAMILTON, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS:

Cash	$	2,601,340
Deposit with clearing organizations		237,442
Receivables from clients net of allowances		1,236,593
Property and equipment, net of accumulated depreciation of $93,523		17,704
Secured demand note		6,500,000
Right to use asset		617,744
Receivables from related parties		166,012
Other assets		54,638
TOTAL ASSETS	$	11,431,473

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	601,559
Accrued expenses		695,295
Taxes payable		360,239
Deferred tax liabilities		7,000
Deferred service revenue		11,500
Lease liability		675,277
Subordinated loan		6,770,000
TOTAL LIABILITIES		9,120,870
MEMBER'S EQUITY		2,310,603
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,431,473

The accompanying notes are an integral part of these financial statements.

DREXEL HAMILTON, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Balance as of December 31, 2019	6,800,000
Changes during the year	(30,000)
Balance as of December 31, 2020	6,770,000

The accompanying notes are an integral part of these financial statements.

DREXEL HAMILTON, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Organization

Drexel Hamilton, LLC (the "Company") is a limited liability company organized in 2006 in the State of Pennsylvania. The Company's majority owner and managing member is Drexel Hamilton Holdings, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three to seven years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed using the straight-line method.

Income Taxes

The Company as a limited liability Company electing to be taxed as a C-Corporation. The Company's tax return will be consolidated with its Parent and managing member, Drexel Hamilton Holdings, LLC, also taxed as a C-Corporation.

Income taxes are accounted for in accordance with the provisions of the FASB Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes".* As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of December 31, 2019, the Company has allowance on certain receivables it has outstanding and maybe not be collectible.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Financial Instruments (continued)</u>

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2019 there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2019.

<u>Recent accounting pronouncements</u>

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in January 2019 and has recorded a "right of use" asset and a lease liability payable in the amount of $617,744 and $675,277.

Note 3 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of December 31, 2019.

DREXEL HAMILTON, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $7,831,781, which exceeded its requirement of $111,120 by $7,720,661. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was .21 to 1.

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2019 are summarized as follows:

Property and equipment	$	807,205
Less: accumulated depreciation		789,501
	$	17,704

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The current lease in New York City run through March 2021. The lease was determined to be an operating type lease. The Company recorded rent expense for the year of $308,315. The Company also lease a copier machine, which the lease run through Jan 2024.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease doesn't contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2019 for the right of use asset of $617,744, offset by lease liabilities of $675,277. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2019 of 4%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2019, are as follows:

Note 6 - Right of Use Asset and Lease Liability (continued)

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2020	$ 531,116	$ 15,863	$ 515,253
2021	140,600	1,437	139,163
2022	10,428	622	9,806
2023	10,428	222	10,206
2024	869	20	849
	$ 693,441	$ 18,164	$ 675,277

Note 7   Other Assets

Other assets consist of the following:

Security deposit	$	11,603
Prepaid expenses – FINRA		39,785
Miscellaneous receivables		3,250
	$	54,638

Note 8 – Subordinated loan

In April 2018, the Company executed a subordinated loan of $6,500,000, which carries an annual interest rate of 1%. The subordinated loan is secured through a pledge of securities and related secured demand note, simultaneously returning its subordinated loan and related secured demand note of $1,700,000. The securities pledged are collateral for the subordinated loan and remain pledged from the initial transaction. As of December 31, 2019 the pledged securities had a market value of $11,885,650. If after applying a 30% haircut on the market value should the value of the securities decline below $6,500,000, the Company will accordingly reduce the value of the subordinated loan. In August 2018, the Company repaid $425,000 of its $725,000 subordinated notes, renewing $300,000, which is now due August 31, 2020. On November 11, 2019 the Company repaid $30,000 of its subordinated notes, leaving a balance due of $270,000. The subordinated note carries an annual interest rate of 6%.

The subordinated loan agreements was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. For the year ending December 31, 2019 the Company accrued interest expense on the subordinated loan of $82,873. During the year payments of $80,582 have been made leaving a balance due of $59,324 as of December 31, 2019.

Note 9 - Income Taxes

The Company used an effective tax rate of 39% comprised as follows:

Statutory federal income tax rate	21%
State taxes on income, net of federal income tax benefit	9%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	39%

The deferred tax liability represent the tax effects of temporary differences related to depreciation on property and equipment.

Note 10 - Legal and Other Contingencies

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Professional standards require that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to expense if it is probably that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, management evaluates among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact results of operations, financial position, and or the Company's cash flows. Management believes however, based in part upon the

Note 10 – Legal and Other Contingencies (continued)

opinions of counsel, that any liabilities that may ultimately result from the resolution of these matters have been accrued and accounted for in the financial statements.

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2019 through March 2, 2020, which is the date that the financial statements were available to be issued.